KINGFISHER

06016971

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

RECEIVED SEP 18 2006

SUPPL

By Courier

14 September 2006

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 29 March 2006 to 14 September 2006, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Julie Wilson
Assistant Company Secretary

9/19

Exhibit A

Kingfisher plc
File reference 82-968

No.	Date	Description
	22 March 2006	Market announcement: Directors' dealings
	10 April 2006	Market announcement: Directorate change
	10 April 2006	Market announcement: Directors' dealings
	19 April 2006	Market announcement: Annual Report sent to shareholders
	21 April 2006	Market announcement: Application for Listing for shares for Kingfisher plc Share Schemes
	21 April 2006	Market announcement: Annual Information Update
	26 April 2006	Market announcement: Application for Listing for shares for Kingfisher plc Share Schemes (replacement announcement)
	24 May 2006	Market announcement: AGM resolutions
	24 May 2006	Market announcement: Q1 results
	8 June 2006	Market announcement: Directors' dealings
	29 June 2006	Market announcement: Directors' dealings
	14 July 2006	Market announcement: Kingfisher and British Land agree stores deal
	27 July 2006	Market announcement: Pre-close Trading Update
	14 September 2006	Market announcement: Interims results – Part 1
	14 September 2006	Market announcement: Interims results – Part 2

Kingfisher plc
File Reference 82-968

RNS Number:2265A
Kingfisher PLC
22 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

DUNCAN TATTON-BROWN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

YES TO THE PERSON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DUNCAN TATTON-BROWN

8 State the nature of the transaction

VESTING OF MATCHING SHARES UNDER LTIP

9. Number of shares, debentures or financial instruments relating to shares acquired

26,571

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

248.0 PENCE

14. Date and place of transaction

21 MARCH 2006 IN UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

57,688

16. Date issuer informed of transaction

21 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

KINGFISHER INCENTIVE PLAN - MATCHING SHARES FOR DEFERRING CASH BONUS

24. Name of contact and telephone number for queries

JULIE WILSON, ASSISTANT COMPANY SECRETARY
020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

22 MARCH 2006

END

END

View Announcement

Kingfisher plc
Reference 368

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Kingfisher PLC	Directorate Change	07:00 10 Apr 06	07:01 10 Apr 06		

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
onday 10 April 2006

Kingfisher appoints Daniel Bernard as Deputy Chairman.

Kingfisher plc today announces the appointment of Daniel Bernard as Non-Executive Deputy Chairman.

M. Bernard, 60, was Chairman and Chief Executive of Carrefour, the Paris-based retail group and world's second largest retailer, from 1992-2005. During that time he led the development of Carrefour into a global retail group with more than 10,000 stores in 30 countries. Prior to Carrefour, he was Chief Operating Officer of METRO, Germany's leading international retailer. He is now President of Provestis, his own investment company and a non-executive director of Alcatel, Cap Gemini and Compagnie de St Gobain for which he will not ask the renewal of his directorship at its AGM on 8th June this year.

M. Bernard will join the Kingfisher Board as a Non-Executive Director and Deputy Chairman following its AGM on 24th May 2006. Until May 2007, he will share the position of Deputy Chairman with John Nelson who will then step down from that role but will continue as Kingfisher's Senior Independent Director.

Peter Jackson, who will become Chairman of Kingfisher after the AGM on 24th May 2006, said: "I am delighted to welcome Daniel Bernard to the Kingfisher Board. He brings a wealth of retailing and management experience from two of the world's largest retail groups. His international background will be of particular benefit to Kingfisher."

Daniel Bernard said: "Kingfisher is a remarkable group, an international leader in a very interesting business and I am delighted at the prospect of working with Peter and Gerry at a very exciting time in the Group's development in Europe and Asia."

Gerry Murphy, Group Chief Executive, said: "Daniel Bernard is one of the world's outstanding international retailers and I am looking forward to working with him and Peter Jackson as we continue to grow and develop our business around the world. Daniel's record in international retailing is second to none and I am certain he will make a uniquely valuable contribution to the Kingfisher Board."

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or

are available from The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.
Kingfisher Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with nearly 650 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 123 stores in 8 further European countries.

RNS Number:3110B
Kingfisher PLC
10 April 2006

KINGFISHER PLC

DIRECTORS' INTERESTS

Conditional awards of ordinary shares in Kingfisher plc ("the Company") were made to executive directors on 10 April 2006. These awards, made under the Kingfisher Incentive Share Scheme ("the Scheme"), were granted at a price of £2.3383 per share and become exercisable, subject to the rules of the Scheme, for a period of, generally, 6 months commencing on 10 April 2009, provided the director has not resigned voluntarily or been dismissed for cause.

The awards are as follows:	Shares
Gerry Murphy	23,844
Duncan Tatton-Brown	10,777
Ian Cheshire	60,471

In addition, in accordance with the rules of the Scheme, the conditional awards to the above-named directors may increase as shown below on a straight line basis, depending on the total shareholder return ("TSR") performance of Kingfisher measured against the FTSE 100 over the 3 financial years to end January 2009. At below median TSR performance none of the additional shares will vest:

Gerry Murphy	between nil and 33,381
Duncan Tatton-Brown	between nil and 15,087
Ian Cheshire	between nil and 84,659

All of the awards are granted as nominal cost options with an exercise price of £1 per award.

The interest of each of the directors in options over the ordinary shares of Kingfisher plc following the grant of these awards is:

Gerry Murphy	between 1,712,823 and 2,445,103 dependant upon acheivement of relative TSR performance
Duncan Tatton-Brown	between 283,185 and 305,460 dependant upon acheivement of relative TSR performance
Ian Cheshire	between 922,853 and 962,915 dependant upon acheivement of relative TSR performance

The Company was notified by the directors on 10 April 2006.

10 April 2006
Helen Jones, Company Secretary
or Julie Wilson, Assistant Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

GERRY MURPHY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MARIAN MURPHY

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BOTH 3 AND 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SBS NOMINEES LIMITED - 152,167
MARIAN MURPHY (SPOUSE) - 80,500
STRAND NOMINEES LIMITED - 9,500

8 State the nature of the transaction

EXERCISE OF NOMINAL COST OPTIONS AWARDED ON APPOINTMENT AS DIRECTOR
SHARES TRANSFERRED TO SPOUSE
SALE BY SPOUSE OF A PROPORTION OF THE SHARES AWARDED

9. Number of shares, debentures or financial instruments relating to shares acquired

187,013

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares

disposed

76,675

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

13. Price per share or value of transaction

234.75 PENCE PER SHARE ON EXERCISE OF NOMINAL COST OPTIONS
234.25 PENCE PER SHARE ON SALE OF SHARES

14. Date and place of transaction

6 APRIL 2006 IN LONDON OF EXERCISE OF NOMINAL COST OPTIONS
7 APRIL 2006 IN LONDON OF SALE OF PROPORTION OF SHARES AWARDED

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

277,013 AND 0.011% - HELD BY SPOUSE AFTER TRANSFER OF SHARES
200,338 AND 0.008% - HELD BY SPOUSE AFTER SALE OF SHARES
352,505 AND 0.015% - GERRY MURPHY'S TOTAL BENEFICIAL INTEREST IN SHARES AFTER THE ABOVE TRANSACTIONS

16. Date issuer informed of transaction

7 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIE WILSON, ASSISTANT COMPANY SECRETARY
020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

10 APRIL 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

IAN CHESHIRE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON IN 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN CHESHIRE

8 State the nature of the transaction

EXERCISE OF SHARESAVE OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

6,019

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

OPTION PRICE OF 157.0 PENCE

14. Date and place of transaction

6 APRIL 2006 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,879
<0.001%

16. Date issuer informed of transaction

7 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIE WILSON, ASSISTANT COMPANY SECRETARY
020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

10 APRIL 2006

END

END

Kingfisher plc
File Reference 82-968

RNS Number:6658B
Kingfisher PLC
19 April 2006

Kingfisher plc

Doc Re Annual Report and Accounts 2005/06, Notice of AGM 2006 and Proxy Form 2006 for the financial year ended 28 January 2006.

The above documents are available to view on the Company's website at www.kingfisher.com. All of the above documents have been posted to shareholders today.

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 1000

Copies of the revised Kingfisher Incentive Share Scheme 2003 rules and rules of the 2006 Performance Share Plan as detailed in the Notice of AGM are also available for inspection.

END

RNS Number:8182B
Kingfisher PLC
21 April 2006

Kingfisher plc

(the "Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 12,500,000 ordinary shares of 15 5/7 pence each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 26 April 2006 and trading will commence on 27 April 2006.

These shares are being issued pursuant to the following scheme:

Scheme	Shares
KINGFISHER EXECUTIVE SHARE OPTION SCHEME (1993)	7,000,000
KINGFISHER SHARESAVE SCHEME	5,500,000

When issued these shares will rank pari passu with the existing Ordinary shares.

END

View Announcement

Kingfisher plc
File Reference 82-968

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Kingfisher PLC	Annual Information Update		11:36 21 Apr 06		

Full Announcement Text

KINGFISHER PLC

ANNUAL INFORMATION UPDATE

Kingfisher plc ("the Company") is pleased to provide an annual information update in accordance with the requirements of the Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public over the twelve months ended on 28 January 2006. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

In accordance with Article 27(3) of the Prospectus Rules, the information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Announcements made via RNS

DATE	REGULATORY HEADLINE	BRIEF DESCRIPTION
/01/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
01/02/2005	Director Shareholding	Purchase of shares by Sir Francis Mackay
07/02/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
09/02/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
17/02/2005	4th Quarter Results	Fourth Quarter sales update for the 13 weeks ended 29 January 2005
03/03/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
17/03/2005	Final Results	Preliminary results for the 52 weeks ended 29 January 2005
17/03/2005	IFRS Impact	Impact from the Adoptions of International Financial Reporting Standards
18/03/2005	Director Shareholding	Exercise of Matching Shares under LTIP by Ian Cheshire and Duncan Tatton-Brown
21/03/2005	Holding in Company	Substantial Shareholder - MFS Investment Management
23/03/2005	Director Shareholding	Purchase of shares by Gerry Murphy
29/03/2005	Holding in Company	Substantial Shareholder - M&G Investment Management Limited
31/03/2005	Holding in Company	Substantial Shareholder - Artisan

		Partners Limited Partnership
01/04/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
01/04/2005	Holding in Company	Substantial Shareholder - Legal & General PLC Companies
07/04/2005	Director Shareholding	Directors Interests - Conditional awards of shares made to executive directors under the Kingfisher Incentive Share Scheme
07/04/2005	Notice of Results	Kingfisher plc - Notice of Results
14/04/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
20/04/2005	Annual Report and Accounts 2004/05	Documents available at UKLA for inspection
26/04/2005	Acquisition and Trading Update	Kingfisher plc announces acquisition in China and trading update
05/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
06/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
10/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
12/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
[illegible]6/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
18/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
19/05/2005	Directors/PDMR Shareholding	Purchase of shares by Sir Francis Mackay
26/05/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
26/05/2005	1st Quarter Results	First Quarter ended 30 April 2005
02/06/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
02/06/2005	Senior Management Appointments	Internal Senior Management Appointments
07/06/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
10/06/2005	Directors/PDMR Shareholding	Purchase of shares through the Company's Dividend Reinvestment Plan by Gerry Murphy
13/06/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
[illegible]/06/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
13/07/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
18/07/2005	Holding in Company	Substantial Shareholder - MFS Investment Management
19/07/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
21/07/2005	Holding in Company	Substantial Shareholder - Barclays PLC
25/07/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
26/07/2005	Directors/PDMR Shareholding	Purchase of shares by Sir Francis Mackay
02/08/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
02/08/2005	Holding in Company	Substantial Shareholder - Barclays PLC
04/08/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
08/08/2005	Block listing Interim Review	Block listing six monthly return
24/08/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
06/09/2005	B&Q Reorganises Head Office	B&Q Reorganises Head Office and Regional Structure

15/09/2005	Interim Results - Part 1	Interim Results for the 26 weeks ended 30 July 2005
15/09/2005	Interim Results - Part 2	Interim Results - Accounts
19/09/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
20/09/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
27/09/2005	Holding in Company	Substantial Shareholder - Deutsche Bank AG
30/09/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
06/10/2005	Holding in Company	Substantial Shareholder - Deutsche Bank AG
07/10/2005	Interim Report 2005/06	Documents available at UKLA for inspection
13/10/2005	Investor and Analyst Visit	Hosting of visit to Gloucester for investors and analysts
14/10/2005	Directors/PDMR Shareholding	Purchase of shares by Gerry Murphy and Duncan Tatton-Brown
14/10/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
18/10/2005	Publication of Prospectus	Offering Circular in respect of Euro Medium Term Note Programme
21/10/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
25/10/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
26/10/2005	Directors/PDMR Shareholding	Purchase of shares by Sir Francis Mackay
10/11/2005	Directors/PDMR Shareholding	Exercise of share options through the Company's SAYE by Gerry Murphy and Duncan Tatton-Brown
16/11/2005	Directors/PDMR Shareholding	Purchase of shares through the Company's Dividend Reinvestment Plan by Gerry Murphy
17/11/2005	Publication of Prospectus	Supplementary Offering Circular in respect of Euro Medium Term Note Programme
17/11/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
23/11/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
30/11/2005	3rd Quarter Results	Q3 results for the 13 weeks ended 29 October 2005
[illegible]/12/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
13/12/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
15/12/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
16/12/2005	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP
19/12/2005	Directorate Change	Peter Jackson to succeed Sir Francis Mackay as Kingfisher Chairman
22/12/2005	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
09/01/2006	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
18/01/2006	Holding in Company	Substantial Shareholder - The Capital Group Companies Inc.
24/01/2006	Directors/PDMR Shareholding	Purchase of shares by Peter Jackson
25/01/2006	Block listing Interim Review	Block listing six monthly return
26/01/2006	Directors/PDMR Shareholding	Purchase of shares by Sir Francis Mackay
27/01/2006	Directors/PDMR Shareholding	Directors' interest in shares purchased through the Company's ESOP

Copies of all announcements can be downloaded from the Company's website www.kingfisher.com or obtained from the Regulatory News Service of the London Stock Exchange. Copies of documents referred to as having been filed with the UK Listing Authority's Document Viewing Facility can be obtained from the Company Secretary, Kingfisher plc, 3 Sheldon Square, Paddington, London, W2 6PX.

Documents filed at Companies House in Cardiff

DATE	BRIEF DESCRIPTION
27/05/2005	Resolutions passed at AGM on 27 May 2005
29/06/2005	Form 363 - Annual Return
04/08/2005	Annual Report and Accounts for the financial year ended 29 January 2005
03/01/2006	Form 288a - Appointment of Director

In addition 123 Form 88(2)s were filed with Companies House throughout the year in connection with increases in share capital of the Company.

Copies of documents filed at Companies House can be obtained from Companies House or from the Company Secretary, Kingfisher plc, 3 Sheldon Square, Paddington, London, W2 6PX.

For further enquiries, contact

Julie Wilson, Assistant Company Secretary

Telephone: 020 7644 1043

Kingfisher plc
File Reference 82-968

RNS Number:0037C
Kingfisher PLC
26 April 2006

The following replaces the Application for Listing announcement that was made on 21 April 2006 at 14:11 RNS Number: 8182B.

Kingfisher plc

(the"Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 12,500,000 Ordinary shares of

15 5/7 pence each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 26 April 2006 and that trading will commence 27 April 2006.

These shares are being reserved under block listings and will be issued pursuant to the following schemes:

Scheme	Shares
Kingfisher Executive Share Option Scheme 1993	7,000,000
Kingfisher Sharesave Scheme	5,500,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

END

Kingfisher plc
File Reference 82-968

RNS Number:5143D
Kingfisher PLC
24 May 2006

Kingfisher plc

Kingfisher announces that at today's Annual General Meeting (AGM) all resolutions put to shareholders were passed on a show of hands.

Proxies were received from shareholders of 1,426,272,285 shares amounting to 61.83% of the issued share capital. Not all shareholders voted on each resolution. In addition, shareholders holding 38.17% of the issued share capital refrained from voting by not returning their proxy forms. 59 shareholders representing 1.2 million shares (0.05% of issued share capital) attended the meeting. Of this number, the Directors and the Company Secretary hold 887,153 shares. Votes for (including the Chairman's discretionary votes) and against each resolution, from those returning the proxies, were as follows:-

Resolution 1 (Annual Report)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,426,175,575	1,366,364	99.90%
60.55%	0.10%	

Resolution 2 (Directors' Remuneration Report)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,397,813,886	49,529,646	96.58%
59.35%	3.42%	

Resolution 3 (Kingfisher Incentive Share Scheme 2003)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,414,966,487	20,961,851	98.54%
60.08%	1.46%	

Resolution 4 (Kingfisher 2006 Performance Share Plan)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,423,328,061	30,897,946	97.88%
60.43%	2.12%	

Resolution 5 (Final Dividend)

For/ Percentage of   Against/Percentage of   Percentage in Favour

Issued Shares	Issued Shares	
1,436,849,274	3,710,766	99.74%
61.01%	0.26%	

Resolution 6 (Election of Mr Peter Jackson)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,443,100,584	8,977,501	99.38%
61.27%	0.62%	

Resolution 7 (Re-election of Mr Ian Cheshire)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,448,986,427	3,799,230	99.74%
61.52%	0.26%	

Resolution 8 (Re-election of Mr Hartmut Kramer)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,450,556,819	1,683,072	99.88%
61.59%	0.12%	

Resolution 9 (Re-election of Mr Duncan Tatton-Brown)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,447,650,977	3,797,967	99.74%
61.47%	0.26%	

Resolution 10 (Re-appointment of Auditors)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,428,505,872	14,884,240	98.97%
60.65%	1.03%	

Resolution 11 (Authorisation to Allot Shares)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,431,386,284	22,895,940	98.43%
60.78%	1.57%	

Resolution 12 (Disapplication of Pre-emption Rights)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,434,250,114	12,048,510	99.17%
60.90%	0.83%	

Resolution 13 (Share Buyback)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,452,693,421	1,650,681	99.89%
61.68%	0.11%	

A document listing the Resolutions passed at the AGM of Kingfisher plc has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 1000

Following the AGM a Board meeting was held at which, and as previously announced:

- M. Daniel Bernard was appointed a Director and Deputy Chairman of the Company. M. Daniel Bernard currently holds 10,000 shares in the Company and there is no other information required to be disclosed under 9.6.13R of the Listing Rules.

- Sir Francis Mackay submitted his resignation as a Director and Chairman of the Company and Mr Peter Jackson was appointed as the Chairman.

For further information in connection with this announcement please contact the Company Secretarial Department at Kingfisher plc on 020 7372 8008.

END

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Kingfisher plc
File Reference 82-968

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Kingfisher PLC	1st Quarter Results	07:00 24 May 06	18:56 23 May 06		

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
Wednesday 24 May 2006

Kingfisher plc
First quarter results for the 13 weeks ended 29 April 2006

Group Financial Summary

	Retail Sales *(1)*		% Total	% LFL	Retail Profit *(2)*		% Total
	2006/07 £m	2005/06 £m	Change (Reported)	Change	2006/07 £m	2005/06 £m	Change (Reported)
UK	1,029	1,089	-5.5%	-6.8%	21.9	73.7	-70.3%
France*(3)*	701	652	7.6%	1.7%	40.2	40.2	-
Rest of Europe *(3)(4)*	206	156	32.4%	10.2%	14.0	12.6	11.1%
Asia *(5)*	84	44	90.7%	11.8%	(7.7)	(1.2)	n/a
Total	**2,020**	**1,941**	**4.1%**	**-2.0%**	**68.4**	**125.3**	**-45.4%**

(1) Joint Venture (JV) sales are not consolidated.
(2) Retail profit is stated before central costs, exceptional items and share of joint venture and associate interest and tax.
(3) 2006/07 £1 =1.4525 euro: 2005/06 £1 = 1.4534 euro
(4) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Dépôt Spain, B&Q Ireland, Castorama Russia, Koçtaş JV in Turkey and Hornbach in Germany and central Europe.
(5) Asia includes B&Q China, B&Q Home South Korea and B&Q Taiwan JV.

- UK and France sales impacted by cold weather and a late start to the spring season
- B&Q's programme to improve service, choice, value and store environment on track
- Kingfisher again outperformed the French market
- Rest of Europe performed strongly, first store in Russia now open
- Asia sales boosted by last year's OBI acquisition and new store openings
- Net debt at 29 April 2006 of £1,209 million (28 January 2006: £1,355 million)

Gerry Murphy, Group Chief Executive, said:

"Kingfisher's first quarter again featured solid international performances and a very weak UK market.

"Kingfisher's international development continued with five new stores opened, including the first store in Russia. In France, Kingfisher's twin-track strategy is working well with Castorama and Brico Dépôt gainin ground in a fairly sluggish market. Overall Kingfisher's international sales and profit growth, before increased development costs, was strong.

"However, the UK home improvement market has continued to be very tough in 2006. The first two months of the quarter were particularly weak as persistent cold weather in Europe delayed the start of the key garden and outdoor season and a major fire temporarily disrupted B&Q's kitchen deliveries.

"Overall, the UK market remains very promotional and weather sensitive and it is not clear that stronger holiday sales represent an underlying recovery in demand. However, B&Q made further progress with its programme to improve customer service, product choice, value for money and store environment."

UK (Total sales -5.5%, -6.8% LFL, Retail Profit -70.3%)

B&Q total sales fell 7.7% to £945.4 million (-8.8% LFL). Sales of gardening and outdoor products were significantly impacted by unusually cold weather in March. A major fire at B&Q's kitchen distribution centr in February disrupted kitchen sales and extended lead times for deliveries for much of the quarter (reducing reported first quarter LFL sales by around 2%). Sales over the Easter and Bank Holiday period ere stronger, benefiting from targeted promotional activity, improved weather and a recovery in kitchen orders.

Retail profit of £18.0 million (2005/06: £71.2 million) reflects the lower sales and a three percentage point fall in gross margins. Around a third of the fall reflects the remainder of the major stock clearance programme started last year. The balance was mostly due to ongoing promotional activity and price reductions yet to annualise against initiatives launched in the second half of 2005/06. Underlying cost inflation, excluding store openings, was 4% before £12 million savings in central office, stores and supply chain costs.

Progress continued with the action programme launched last year. 'Service Squads' have now been extended to over 200 stores and the recently launched tile range is performing well. Eight stores were converted to mini-Warehouses and one Warehouse store was downsized. Significant progress was made on format development with the opening of a new concept store in Luton, which has been well-received b customers.

Screwfix Direct sales were up 26.0% to £81.5 million (+23.3% LFL) and retail profit more than doubled t).4 million. New ranges of bathroom suites and showers and own-brand power tools performed well. Six Trade Counters opened in the quarter, taking the total to 13. Early trading at the two new **Trade Depot** branches is encouraging and a further three are planned to open in the balance of the year. Development costs of £1.5 million arose in the quarter.

FRANCE (Total sales +7.6%, +1.7% LFL, Retail Profit flat)

Castorama sales grew by 3.5% to £395.8 million (+2.2% LFL). Sales of new ranges of wooden flooring, kitchens and bathrooms were particularly strong but poor spring weather held back sales of gardening an outdoor products. Two stores were relocated and one new store opened. Three Castorama stores were closed prior to their re-opening as Brico Dépôts in the summer.

Brico Dépôt sales grew 13.3% to £305.1 million (+1.0% LFL) against strong comparatives (+10.9% LFL in 2005/06). Two new stores were opened and a larger and more widely distributed annual catalogue was launched.

Overall, retail profit in France was flat at £40.2 million. Higher sales and supply-side benefits were offset by £5 million higher costs of store pre-opening, IT development and store transfers. Excluding these costs underlying retail profit was ahead 13%.

REST OF EUROPE (Total sales +32.4%, +10.2% LFL, Retail Profit +11.1%)

Castorama in Poland and Italy both delivered solid sales and retail profit growth despite challenging local markets. Store expansion continued with three stores opening in the quarter including Kingfisher's first Castorama store in Russia.

Retail profit for the Rest of Europe was up 11.1% at £14 million after £2.1 million higher start-up costs in Spain and Russia.

ASIA (Total sales +90.7%, +11.8% LFL, Retail Loss £(7.7)m)

B&Q China sales growth was driven by new stores, the OBI China stores acquired last year and LFL growth of 11.8%. One store opened, taking the total to 49. The programme to integrate OBI China is most complete with all 13 of the original trading stores fully revamped at the end of April.

Retail losses in Asia of £7.7 million include £3 million from the OBI stores acquired last year and £0.6 million additional development costs in South Korea.

SALES DATA

	Retail Sales		% Total Change (Reported)	% Total Change (constant currency)	LFL Change
	2006/07 £m	2005/06 £m			
B&Q	945.4	1,024.6	(7.7)%	(7.7)%	(8.8)%
UK Trade *(1)*	83.8	64.7	29.5%	29.5%	23.3%
Total UK	**1,029.2**	**1,089.3**	**(5.5)%**	**(5.5)%**	**(6.8)%**
Castorama	395.8	382.3	3.5%	3.5%	2.2%
Brico Dépôt	305.1	269.3	13.3%	13.3%	1.0%
Total France	**700.9**	**651.6**	**7.6%**	**7.5%**	**1.7%**
Castorama Poland	96.6	75.5	27.9%	21.8%	14.1%
Castorama Italy	71.5	56.6	26.3%	26.3%	8.6%
Other Europe *(2)*	37.8	23.4	61.5%	61.5%	0.4%
Total Rest of Europe	**205.9**	**155.5**	**32.4%**	**29.3%**	**10.2%**
B&Q China	82.0	44.1	85.9%	66.3%	11.8%
B&Q South Korea	2.1	-	-	-	-
Total Asia	**84.1**	**44.1**	**90.7%**	**70.6%**	**11.8%**
Total Group	**2,020.1**	**1,940.5**	**4.1%**	**3.6%**	**(2.0)%**

(1) includes Screwfix Direct and Trade Depot
(2) includes Brico Dépôt Spain, B&Q Ireland and Castorama Russia

STORE DATA

	Store numbers	Selling space (000s sq.m.
B&Q	322	2,279
Screwfix Direct	13	[illegible]
Trade Depot	2	9
Total UK	**337**	**2,289**
Castorama	100	962
Brico Dépôt	75	388
Total France	**175**	**1,350**
Castorama Poland	30	257
Castorama Italy	27	171
Castorama Russia	1	9
Brico Dépôt Spain	7	33
B&Q Ireland	7	35
Koçtaş Turkey	8	46
Total Rest of Europe	**80**	**551**
B&Q China	49	478
B&Q South Korea	1	7
B&Q Taiwan	21	97
Total Asia	**71**	**583**
Total	**663**	**4,772**

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 660 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and neighbouring countries.

Enquiries:

Ian Harding, Group Communications Director 020 7644 1029

Nigel Cope, Head of Communications 020 7644 1030

Heather Ward, Head of Investor Relations 020 7644 1032

Further copies of this announcement are available at www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

END

Kingfisher plc
File Reference 82-968

RNS Number:2540E
Kingfisher PLC
08 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

GERRY MURPHY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SBS NOMINEES LIMITED

8 State the nature of the transaction

DIVIDEND REINVESTMENT PLAN ALLOTMENT

9. Number of shares, debentures or financial instruments relating to shares acquired

4,463

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

229.55 PENCE

14. Date and place of transaction

02 JUNE 2006 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

356,967

0.015%

16. Date issuer informed of transaction

07 JUNE 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WILLIAM THOMAS

020 7644 1168

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

08 JUNE 2006

END

RNS Number:3997F
Kingfisher PLC
29 June 2006

KINGFISHER PLC

DIRECTORS' INTERESTS

Kingfisher plc ("the Company") today announces that the first awards under the Performance Share Plan approved at the Company's Annual General Meeting held on 24 May 2006 have been granted (as nil cost options). In accordance with the Performance Share Plan rules, the awards were granted on 28 June 2006 using the mid-market closing price of £2.2575 on 27 June 2006.

The awards are as follows:

	Shares
Gerry Murphy	117,607
Duncan Tatton-Brown	53,156
Ian Cheshire	56,478

The Company was notified by the directors on 29 June 2006.

Including the above award, the total interest in options of the Company of each director named above assuming all multipliers vest is as follows:

	Shares
Gerry Murphy	3,418,843
Duncan Tatton-Brown	387,941
Ian Cheshire	1,026,841

29 June 2006

Helen Jones, Company Secretary

or Julie Wilson, Assistant Company Secretary

END

Kingfisher plc
File Reference 82-968

Regulatory Announcement

Go to market news section

Company	Kingfisher PLC
TIDM	KGF
Headline	Property Disposal
Released	09:00 14-Jul-06
Number	2040G

Press Release
14 July 2006

KINGFISHER AND BRITISH LAND AGREE STORES DEAL

Kingfisher plc and The British Land Company PLC have agreed a deal on seven B&Q Warehouse large format stores. Kingfisher plc has sold a subsidiary company, which owns the seven stores, to The British Land Company PLC for a total cash payment of £198 million.

The stores, all freehold, are in prime edge of town locations in Ashford, Bury, Exeter, Glasgow, Grimsby, Lincoln and North Shields. The stores are approximately 100,000 sq ft each and, in total, extend to nearly 700,000 sq ft. The portfolio represents approximately 7 per cent of Kingfisher's total freehold and long leasehold assets.

The stores are let at current market rental levels to B&Q PLC (Kingfisher's main UK subsidiary) on 20-year leases with the tenant having an option to break after 15 years.

The leases have been structured to provide significant operational flexibility through assignment, under-letting and alterations. The rent is payable monthly in advance and will be uplifted annually in line with the change in the Retail Prices Index, subject to a cap. This reflects B&Q's desire to align property occupation costs more closely with the operating business environment. It will limit B&Q's rental increases for the stores and protects the business from any increases above the current rate of inflation. It also provides stability and certainty of cashflow for B&Q.

Terry Hartwell, Group Property Director of Kingfisher, said: "Through this transaction, Kingfisher is taking advantage of the current buoyancy in the direct property investment market in the UK to finance its operational business at attractive rates going forward. The proceeds of the transaction will be used to repay existing debt and to invest in Kingfisher's worldwide store opening programme, including further freehold acquisitions."

Bob Bowden, Property Investment Director, British Land, said: "This purchase lies within our core out of town retail expertise and adds to our portfolio of index linked leases in which we see value."

For further information:

Kingfisher: 020 7372 8008
Ian Harding, Group Communications Director

British Land: 020 7486 4466
Bob Bowden, Property Investment Director
Laura De Vere, Corporate Communications Director

Finsbury: 020 7521 3801
Faeth Birch

END

Kingfisher plc
File Reference 82-968

Regulatory Announcement

Go to market news section

Company	Kingfisher PLC
TIDM	KGF
Headline	Pre-Close Trading Update
Released	07:00 27-Jul-06
Number	7988G

EMBARGOED UNTIL 0700 HOURS
Thursday 27 July 2006

Kingfisher plc
Pre-close trading update to 15 July 2006

	11 weeks ended 15 July 2006		24 weeks ended 15 July 2006	
Retail Sales	% Total Change	% LFL Change	% Total Change	% LFL Change
UK	1.3	-1.3	-2.3	-4.3
France	6.9	1.3	7.2	1.5
Rest of Europe *(1)*	26.6	8.4	27.9	9.2
Asia *(2)*	76.2	9.0	73.9	10.1
Total	8.7	1.0	6.0	-0.6

All figures are on a constant currency basis, joint venture and associate sales are not consolidated

(1) Rest of Europe sales includes Castorama Poland, Castorama Italy, Brico Dépôt Spain, B&Q Ireland and Castorama Russia.
(2) Asia sales include B&Q China and B&Q Home in South Korea.

Gerry Murphy, Group Chief Executive, said:

"Kingfisher's second quarter featured a strong international performance and early signs of progress at B&Q in the UK despite a continuing weak consumer market for home improvement.

"Kingfisher's international development programme has continued on track this year with 20 new stores opened so far and good like-for-like growth from stores open for more than one year. In France, Castorama and Brico Dépôt have delivered solid growth in a more competitive market. Our established businesses in Poland and Italy performed well, as did the enlarged B&Q China business having completed the integration of the OBI stores acquired last year.

"The UK consumer home improvement market has not yet returned to growth despite a pick-up in general household consumption. Against this tough background B&Q benefited from targeted promotions and new in-store 'Service Squads.'"

Kingfisher plc will announce its Interim Results for the 6 months to 29 July 2006 on 14 September 2006.

All figures and comments below refer to the 11 weeks to 15 July 2006

UK

B&Q total sales were flat (-2.4% LFL) in the quarter to date reflecting continuing market weakness. Gross margin percentage is expected to be similar to the same quarter last year. Kingfisher's **UK Trade** businesses delivered strong total sales growth of 27.5% (+15.3% LFL) with the performance of the new Screwfix Trade Counters being particularly encouraging.

FRANCE

In a more competitive French market **Castorama** sales grew by 2.8% (+0.5% LFL) despite the closure of three stores prior to their re-opening as Brico Dépôts. **Brico Dépôt** sales grew 13.0% (+2.5% LFL) and the business made good progress in implementing a new SAP information technology platform to support future growth.

REST OF EUROPE

Sales in other European markets grew strongly with 8.4% LFL and new stores combining to deliver 26.6% total sales growth. Castorama in **Poland** and **Italy** both delivered solid sales growth despite challenging lo al markets. Store expansion continued including Castorama's second store in **Russia** which opened in July in St Petersburg and the first Brico Dépôt store in Poland.

ASIA

B&Q **China** sales were ahead 74.4% (+9.0% LFL) driven by new store openings and the acquisition of the OBI China stores last year. The programme to integrate the former OBI stores was completed during the quarter, ahead of schedule.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030

Kingfisher plc is Europe's leading home improvement retailer and the third largest in the world, with over 6 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

Further copies of this announcement are available at www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Kingfisher PLC	Interim Results - Part 1	07:00 14 Sep 06	07:00 14 Sep 06		

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
Thursday 14 September 2006

Kingfisher plc
Interim results for the 26 weeks ended 29 July 2006

Kingfisher plc
File Reference 82-968

Group Financial Highlights

	2006/07	2005/06 *(restated)*	Change	Constant Currency
Retail sales	£4,349.1m	£4,079.4m	6.6%	6.0%
Retail profit *(1)*	£231.5m	£288.0m	(19.6)%	(20.0)%
LFL sales	(0.5)%	(3.4)%		
Adjusted pre-tax profit *(2)*	£178.5m	£252.5m	(29.3)%	
Adjusted post-tax profit *(2)*	£116.9m	£166.2m	(29.7)%	

Adjusted basic EPS (2)	5.1p	7.1p	(28.2)%
Pre-tax profit	£223.1m	£255.2m	(12.6)%
Post-tax profit (3)	£168.5m	£168.5m	-
Basic EPS	7.2p	7.2p	-
Interim dividend	3.85p	3.85p	-
Net debt	£1,153.7m	(£1,355.2m as at 28 January 2006)	

First Half Highlights

- Group sales up 6%, up 8% in the second quarter;
- Retail profit down 20% in the first half, flat in the second quarter;
- Property disposal of £210 million, exceptional profit of £42 million;
- Net debt £1.2 billion;
- Interim dividend maintained.

Operating Highlights

- UK home improvement market continues to be tough;
- Encouraging signs of progress on development initiatives at B&Q;
- Sales outside the UK up 16%, underlying retail profit[(4)] up 9%.

(1) Retail profit is stated before central costs, exceptional items, acquisition intangibles amortisation and share of joint venture and associate interest and tax.
(2) Adjusted measures are before exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. A reconciliation is provided in the Group Financial Review.
(3) Profit for the period attributable to equity shareholders.
(4) Underlying retail profit is stated before the costs from SAP implementation at Brico Dépôt, the transfer of Castorama France stores to Brico Dépôt and OBI losses in China.

Gerry Murphy, Group Chief Executive, said:

"The continuing weakness of the UK home improvement market has again impacted B&Q's overall sales and margin performance. However, management's action programme is now showing encouraging signs of progress.

"Outside the UK, Kingfisher's sales were strongly ahead, reflecting good like-for-like sales and continuing expansion with 19 new stores opened in seven countries in Europe and Asia, including our first two stores

Russia. Kingfisher now operates 339 stores outside the UK, delivering half of total sales.

lthough there are signs of stabilisation in the UK, we expect our major markets here and in France to main challenging for the balance of the year. Overall, we expect Kingfisher to make progress in the econd half, with B&Q UK returning to profit growth."

RST HALF PROGRESS

uring the period, progress was made on Kingfisher's strategic priorities:

Building on strong leadership positions in the UK and France;
There were early and encouraging signs of progress from key strategic initiatives at B&Q, including the development of a new Warehouse store format for implementation in all 114 larger stores and improvement of in-store service and product ranges. In France, Kingfisher delivered good sales growth in a more competitive market despite the impact of transferring three Castorama stores to Brico Dépôt.

Expanding proven growth businesses;
In Poland, Italy and China, 6% new retail space was added during the first half. In Poland and Italy, retail profits grew by 26% and the conversion of the OBI stores in China was completed ahead of schedule. In the UK, Screwfix Direct Trade Counters have performed well and the network will double to 37 branches in the second half. In total, these businesses, along with Taiwan, represent 14% of Kingfisher's invested capital. In aggregate, they are expected to be cash generative in the current financial year, after expansion capital expenditure.

Investing in development opportunities in new markets;
The first two Castorama Russia stores opened and have been well received. In Turkey, Kingfisher's Koçtaş joint venture is now the market leader. In Spain, Brico Dépôt now has seven stores, with three more planned for the second half.

Capitalising on buying scale and international diversity;
Sourcing initiatives have offset raw material and energy cost pressures. Outside the UK, the development of Kingfisher's own-brands progressed, with overall sales increasing 19%, representing a 2% increase in their share of total sales. Kingfisher companies continued to share ideas, talent and best practice in the development of the new B&Q Warehouse format in the UK, the first Brico Dépôt store in Poland and the first Castorama stores in Russia.

UK

For the 26 weeks ended 29 July 2006

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2006/7	2005/6			2006/7	2005/6	
UK(1)	2,169.7	2,224.9	(2.5)%	(4.0)%	90.5	149.2	(39.3)%

(1) UK includes B&Q in the UK, Screwfix Direct and Trade Depot.

UK Market. According to the British Retail Consortium, sales of non-food products in the UK grew by 4.4% in the first half (+1.4% LFL). However, DIY sales continued to be weak, although the second quarter did show some stabilisation against weaker comparatives. Sales to the Trade sector fared better.

B&Q

B&Q's total sales fell 4.4% to £2,005.2 million (-5.5% LFL), although sales showed an improving trend as the period progressed with LFL sales down 8.8% in the first quarter and down 2.3% in the second quarter. B&Q estimates that its market share was broadly stable despite the impact in the first quarter of a fire at a major distribution centre.

The best sales performers in the first half were kitchens, kitchen appliances and tiles, benefiting from new ranges, better merchandising and targeted promotions. Sales of outdoor seasonal products were weaker, particularly in the South East which was affected by water restrictions.

Retail profit declined 42.7% to £82.6 million in the first half, reflecting lower sales. Gross margin percentage declined 150 basis points as B&Q has yet to annualise against the significant price roll-backs on everyday home improvement products and the additional promotions launched in the second half of last year. Compared with a weaker first quarter, improving sales trends, strong cost control and reduced margin impact from stock clearance, limited the retail profit decline in the second quarter to 11.4%.

Underlying cost inflation continued at 4% with net new space increasing costs by a further 2%. B&Q delivered cost savings in head office and in stores which kept overall cost growth to 1% in the first half. For the full year costs are expected to increase by 5%, including in the second half the additional costs of an extra week (2006/07 financial reporting is for 53 weeks versus 52 weeks in 2005/6) and the expected normalisation of staff bonus this year.

Development plan update

June 2005, a new management team launched a comprehensive action plan to support trading during e sharp downturn in demand, and to develop B&Q for the future. Four key areas - price competitiveness, stomer service, new products and store development - were prioritised to ensure B&Q is the store of st choice for customers for a greater proportion of their home improvement needs.

ice competitiveness – B&Q maintained its long-term 'Every Day Low Pricing' strategy for everyday oducts. On non-everyday products, such as major kitchen and bathroom projects, B&Q has introduced ling, targeted promotions. Independent customer surveys have confirmed progress in B&Q's price rception.

istomer service – Availability of the top 100 products on-shelf now stands at just under 98%, an provement on the same period last year. In-store Service Squads (store staff wholly dedicated to stomer service using radio communications to speed up service levels) were in operation in over 230 ores by the end of the first half and independent research confirms that customers' perception of service vels is improving.

ilding on the impact of these Service Squads, an enhanced service model is being trialled in six stores, h more staff deployed in areas where customers need more assistance and advice. Results in these ores are encouraging and the trial will be extended in the second half to another 28 stores.

w products – In the first half, 28 major range reviews were launched, including key decorative and de categories. A similar number are planned for the second half with new ranges progressively rolled t to more stores.

ore environment – Following a series of trials in newly built Warehouse stores, an existing Warehouse Wednesbury in the West Midlands was extensively revamped to B&Q's latest format which includes re clearly defined shop-within-shop sections, room-set displays, new customer service points around store and more space allocated to kitchens, bathrooms and flooring. A further two newly built stores re opened in this format and these three now rank in B&Q's top 10 turnover stores.

rly results from the new format stores are encouraging with double-digit increases in average basket es relative to comparable stores, driven by higher sales of core categories, such as kitchens, hrooms, flooring, tiling and lighting. A further eight Warehouses will be revamped into the latest format he second half. The capital cost of revamping each Warehouse store is expected to be around £2.5 lion, with estimated revenue pre-opening costs of £1 million.

Q is targeting an eventual 25% increase in Warehouse store sales densities from the combined nefits of store revamps, new product ranges and improved service.

Full mini-Warehouse revamps continued to out-perform with double-digit uplifts and a further 13 were completed, including seven less extensive, lower cost projects.

Following the closure of 15 Supercentres in January 2006, a further Supercentre was closed during the first half. In total this amounts to a reduction of just over 59,000 square metres of space (3% of total space) of which nearly a third has now been sublet.

B&Q now has 116 Warehouse stores (a net increase of two stores), 102 mini-Warehouses and 105 of the original Supercentres, with an overall net increase of 1.8% in total retail space in the first half.

Thirteen more Supercentres will be converted into the mini-Warehouse format in the second half. No new store openings are planned during the second half.

UK TRADE

Screwfix Direct – Sales increased 24.7% (+19.3% LFL) to £159.9 million with both the number of active customers and the average order value increasing, boosted by an expanded catalogue. Retail profit increased by 75.8% to £10.9 million with a new semi-automated distribution centre reducing average fulfilment costs.

Twelve new Screwfix Direct Trade Counters were opened in the period, taking the total to 19. Aimed at customers needing immediate availability, the Trade Counters have proved popular and the number of branches is planned to almost double by the end of the year. Openings are expected to continue at a similar pace for a number of years. To support continued growth, a second distribution centre will be commissioned next year.

Trade Depot – Focused on serving general builders and specialist trade customers, another trial 'Trade Depot' branch was opened taking the total to three. One more opening is planned for the second half.

RANCE

or the 26 weeks ended 29 July 2006

Retail sales £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)	% LFL Change
France	1,497.0	1,381.7	8.3%	7.8%	1.4%

Retail profit £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)
France	95.5	102.0	(6.4)%	(6.7)%

006/07 £1 =1.4554 euro 2005/06 £1 = 1.4622 euro
ll percentage increases are in constant currencies.

n France, total sales grew 7.8% (+1.4% LFL) to £1,497.0 million with average basket value ahead of last ear. Banque de France data shows that growth in comparable DIY store sales was around 2% in the year o date. Kingfisher's business delivered comparable stores sales growth of 2.7% (on the same basis as Banque de France) despite a more price competitive market, disruption from store transfers and a major ystems upgrade.

Retail profit was £95.5 million, after charging approximately £8 million of development costs for the ansfer of three Castorama stores to the Brico Dépôt format and the introduction of a major new IT ystem at Brico Dépôt. Excluding these charges and additional pre-opening costs at Brico Dépôt, retail rofit in France would have been ahead 5%. Gross margins were flat compared to last year with own rand sales and Group sourcing benefits offsetting price competition.

astorama - Sales increased by 4.0% (+2.0% LFL, +4.0% on a comparable store basis) to £854.3 million. astorama continued to revitalise stores and develop ranges during the first half.

lew ranges of kitchens, bathrooms, flooring and air conditioning performed well, partly offset by a weaker erformance in garden products, affected by unfavourable weather.

ollowing the success of last year's catalogue launches, and to support the roll-out of new ranges, astorama increased the distribution of its new kitchen and bathroom catalogue in May. A new Decorative atalogue will be launched in September.

wo new stores were opened in Toulouse and Rennes, five stores were relocated and three stores not

suitable for revamping were closed prior to conversion to the Brico Dépôt format. Castorama plans to relocate a further two stores in the second half and, as previously announced, transfer a further three to Brico Dépôt. At the half year Castorama operated 101 stores of which 31 are in the latest format, with the new store format stores continuing to outperform. Over the next five years Castorama expects to open up to 15 new stores in new locations.

Brico Dépôt - sales increased by 13.5% to £642.7 million (+0.6% LFL) against strong comparatives (+8.3% LFL in H1 05/06). Seven new stores were opened taking the total to 80.

/ork continued on the implementation of a new SAP information technology platform to ensure better vailability and stock control and to improve customer service during the next phase of Brico Dépôt's rowth. This major project, which affects all areas of Brico Dépôt's business, is proceeding to plan, but epresents a major commitment of energy and resource during 2006. Brico Dépôt's first central distribution entre opened in north-west France last year, with a second due to open in southern France by the year nd.

ı July, two of the three stores transferred from Castorama re-opened as Brico Dépôts with the third lanned early in the second half. Two further new stores are planned for the balance of the year. During 006/07, Brico Dépôt expects to have opened 16% new space.

REST OF EUROPE

For the 26 weeks ended 29 July 2006

Retail sales £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)	% LFL Change
Rest of Europe*(1) (2)*	473.4	361.5	31.0%	27.7%	9.2%

Retail profit £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)
Rest of Europe*(1)*	52.1	38.3	36.0%	32.6%

(1) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Dépôt in Spain, Koçtaş in Turkey, B&Q in Ireland, Castorama Russia and Hornbach in Germany.
(2) Joint venture sales are not consolidated.
All percentage increases are in constant currencies.

Rest of Europe sales increased 27.7% (+9.2% LFL) to £473.4 million, and profits increased by 32.6% to £52.1 million, despite higher development costs in Spain and Russia of £4.8 million (H1 2005/06: £3.2 million). Eight new stores were opened across four countries including the first two Russian stores. Operating margins benefited from Kingfisher's direct sourcing and own-brand initiatives.

Poland
Total sales grew 22.1% (+13.1% LFL) to £230.7 million with LFL transactions and average basket values ahead of last year. Four new Castorama stores were opened taking the total to 34. A further new Castorama store is planned to open in the second half. Poland's first Brico Dépôt store was opened in Warsaw in June to test the demand for a smaller, more trade-orientated store.

Italy
Total sales increased 21.5% (+5.0% LFL) to £158.5 million with both LFL transactions and average basket values ahead of last year. However, growth slowed in the second quarter in a weaker Italian retail market. Castorama Italy opened one new Warehouse store and relocated one other taking the total to 27. There are no further openings planned for the remainder of the year.

In **Ireland,** sales from the seven B&Q stores grew 40.7%, reflecting new store openings in the second half of last year. No further store openings are planned this year. Brico Dépôt's expansion into **Spain** continued with seven stores now open and a further three due to open by the end of the year. In **Russia**, Castorama now has two stores open, in St Petersburg and Samara, a large provincial city. Early signs are encouraging and a further store is planned to open by the year end. Koçtaş in **Turkey,** a 50% joint venture, opened two new stores, taking the total to nine, with one more store planned this year.

lornbach, in which Kingfisher has a 21% economic interest, contributed £6.5 million to retail profit (£4.8 nillion in H1 2005/06).

ASIA

For the 26 weeks ended 29 July 2006

Retail sales £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)	% LFL Change
Asia(1) (2)	209.0	111.3	87.8%	74.0%	11.0%

Retail profit £m	2006/7	2005/6	% Change (Reported)	% Change (Constant)
Asia(1)	(6.6)	(1.5)	n/a	n/a

(1) Asia includes B&Q China, B&Q Taiwan, and B&Q Home in South Korea.
(2) Joint venture sales are not consolidated.
All percentage increases are in constant currencies.

Asia sales grew 74.0% (+11.0% LFL) to £209.0 million. Retail losses increased to £6.6 million from £1.5 million, largely due to the costs of converting the OBI stores acquired in June last year. This process is now complete and, combined with the usual seasonal pattern of trading, B&Q China is expected to return to profitability in the second half.

China
B&Q China sales were £204.6 million, up 71.4% (+10.9% LFL) reflecting new store openings, continuing strong consumer demand and the development of new ranges. Retail losses of £5.1 million included £3.2 million from the OBI stores. B&Q China completed the conversion of the OBI stores ahead of schedule and opened a further three new stores, consolidating its position as clear market leader with 51 stores. A further eight new store openings are planned for the balance of year.

In **South Korea,** where the first B&Q Home store opened last year, development losses were £2.6 million (H1 2005/06 losses of £2.9 million). A further store is due to open later in the year. B&Q **Taiwan**, a 50% joint venture, performed well in a difficult market, limiting retail profit impact to £0.7 million. One store was opened in the period taking the total to 21. No further new openings are planned for the second half.

ROUP FINANCIAL REVIEW

otal reported sales grew 6.6% to £4.3 billion (2005/06: £4.1 billion), up 6.0% on a constant currency asis. During the first half, an additional 39 net new stores were added, taking the store network to 684. n a like-for-like (LFL) basis, Group sales were down by 0.5% (2005/06: - 3.4%).

etail profit fell 19.6% to £231.5 million (2005/06: £288.0 million), down by 20.0% on a constant currency asis. The profit decline was driven by lower LFL's, operating cost inflation and investment in developing usinesses.

entral costs increased 13.8% to £18.2 million (2005/06: £16.0 million) reflecting cost phasing in the revious year. Costs for the full year are expected to grow in line with general inflation.

perating profit fell by 7.3% to £249.4 million (2005/06: £269.1 million). Operating profit benefited from icome on **exceptional items** of £42.0 million (2005/06: £1.9 million) relating primarily to property isposals. The majority of the profit on disposal of properties arose in connection with the sale and easeback of seven UK warehouse stores to The British Land Company in July.

et interest costs increased by 89.2% to £26.3 million (2005/06: £13.9 million). Last year, net interest osts were reduced by one-off interest receipts of £5.5 million from refunds on property acquisitions not ompleted and tax refunds. On an underlying basis, net interest costs increased by 35.6% primarily due to igher average net debt.

he effective tax rate on profit before exceptional items and prior year tax adjustments is 34.5% 2005/06: 34.1%) based on current expectations for the 2006/07 full year, with the increase primarily due a lower proportion of UK generated profits and an increase in losses from developing businesses.

rofit after tax (attributable to equity shareholders) was unchanged at £168.5 million.

djusted basic earnings per share were down 28.2% to 5.1p (2005/06: 7.1p) reflecting the decline in tail profit, and higher central costs and financing charges.

Reconciliation of statutory profit to adjusted profit	**2006 £m**	2005 £m
Profit before tax	**223.1**	255.2
Exceptional items	**(42.0)**	(1.9)
Financing fair value remeasurements	**(2.7)**	(0.8)
Amortisation of acquisition intangibles	**0.1**	-

Adjusted profit before tax	**178.5**	252.5
Income tax expense	**(56.0)**	(86.5)
Adjustments to income tax expense	**(5.6)**	0.2
Adjusted profit after tax	**116.9**	166.2
Minority interest	**1.4**	(0.2)
Adjusted profit after tax attributable to equity shareholders	**118.3**	166.0

The interim dividend is proposed at 3.85p per share, unchanged on last year.

Net debt decreased 14.9% to £1,153.7 million (£1,355.2 million at 28 January 2006). Lower operating cash flows were more than offset by improvements in working capital and lower tax payments during the period. **Gross capital expenditure** on new stores, revamps and supporting infrastructure was £265.8 million (2005/06: £256.5 million), with disposal proceeds of £210.2 million (2005/06: £17.2 million) principally due to the £198 million of proceeds realised from sale and leaseback of seven B&Q UK warehouse stores.

Enquiries:

Ian Harding, Group Communications Director 020 7644 1029

Nigel Cope, Head of Communications 020 7644 1030

Sarah Gerrand, Head of Investor Relations 020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 680 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

DATA BY COUNTRY as at 29 July 2006

	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	323	2,310	26,555
UK Trade	22	14	1,706
Total UK	**345**	**2,324**	**28,261**
Castorama	101	982	13,417
Brico Dépôt	80	422	5,250
Total France	**181**	**1,404**	**18,667**
Castorama Poland	34	282	5,915
Castorama Italy	27	171	2,156
Other	24	133	2,570
Total Rest of Europe	**85**	**586**	**10,641**
B&Q China	51	490	9,868
B&Q Taiwan	21	97	1,857
Other	1	7	174
Total Asia	**73**	**594**	**11,899**
Total	**684**	**4,908**	**69,468**

SECOND QUARTER –13 weeks to 29 July 2006

	Retail Sales £m		% Total	% LFL	Retail Profit £m		% Total
	2006/07	2005/06	Change (Reported)	Change	2006/07	2005/06	Change (Reported)
UK	1,140.5	1,135.6	0.4%	(1.3%)	68.6	75.5	(9.1%)
France	796.1	730.1	9.0%	1.2%	55.3	61.8	(10.5%)
Rest of Europe *(1) (3)*	267.5	206.0	29.9%	8.4%	38.1	25.8	47.7%
Asia *(2)(3)*	124.9	67.2	85.9%	10.4%	1.1	(0.4)	n/a
Total	**2,329.0**	**2,138.9**	**8.9%**	**1.0%**	**163.1**	**162.7**	**0.2%**

1) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Dépôt in Spain, Koçtaş in Turkey, B&Q in Ireland, Castorama Russia and Hornbach in Germany

2) Asia includes B&Q China, B&Q Taiwan and B&Q Home in South Korea.

3) Joint venture sales are not consolidated.

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Kingfisher PLC	Interim Results - Part 2	07:00 14 Sep 06	07:00 14 Sep 06		

Full Announcement Text

KINGFISHER PLC
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
For the half year ended 29 July 2006

		Half year ended 29 July 2006			Half year ended 30 July 2005 *(restated)*		
£ millions	Notes	Before exceptional items	Exceptional items (note 3)	Total	Before exceptional items	Exceptional items (note 3)	Total
Continuing operations							
Revenue	2	4,349.1	-	4,349.1	4,079.4	-	4,079.4
Cost of sales		(2,860.0)	-	(2,860.0)	(2,635.5)	-	(2,635.5)
Gross profit		1,489.1	-	1,489.1	1,443.9	-	1,443.9
Selling and distribution expenses		(1,081.8)	-	(1,081.8)	(993.3)	-	(993.3)
Administrative expenses		(216.9)	-	(216.9)	(198.1)	-	(198.1)
Other income		11.2	42.0	53.2	9.4	1.9	11.3
Share of post tax results of joint ventures and associates		5.8	-	5.8	5.3	-	5.3
Operating profit		207.4	42.0	249.4	267.2	1.9	269.1
Total finance costs		(36.9)	-	(36.9)	(22.4)	-	(22.4)
Total finance income		10.6	-	10.6	8.5	-	8.5
Net finance costs	4	(26.3)	-	(26.3)	(13.9)	-	(13.9)

Profit before taxation		181.1	42.0	223.1	253.3	1.9	255.2
Income tax expense	6	(62.4)	6.4	(56.0)	(86.5)	-	(86.5)
Profit for the period		118.7	48.4	167.1	166.8	1.9	168.7
Attributable to:							
Equity shareholders				168.5			168.5
Minority interest				(1.4)			0.2
				167.1			168.7
Earnings per share	7						
Basic				7.2			7.2
Diluted				7.2			7.2

Operating profit analysed as:						
Retail profit before central costs	231.5	41.6	273.1	288.0	1.9	289.9
Central costs	(18.2)	0.4	(17.8)	(16.0)	-	(16.0)
Amortisation of acquisition intangibles	(0.1)	-	(0.1)	-	-	-
Share of interest and taxation of joint ventures and associates	(5.8)	-	(5.8)	(4.8)	-	(4.8)
Operating profit	207.4	42.0	249.4	267.2	1.9	269.1

The proposed interim dividend for the period ended 29 July 2006 amounts to £90.8m (2005: £90.5m).

Adjusted earnings per share information is provided in note 7.

KINGFISHER PLC
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
For the half year ended 29 July 2006

£ millions	Notes	Year ended 28 January 2006 Before exceptional items	Exceptional items (note 3)	Total
Continuing operations				
Revenue	2	8,010.1	-	8,010.1
Cost of sales		(5,165.1)	(7.9)	(5,173.0)
Gross profit		2,845.0	(7.9)	2,837.1
Selling and distribution expenses		(2,005.0)	(181.0)	(2,186.0)
Administrative expenses		(390.7)	(26.4)	(417.1)
Other income		24.2	18.9	43.1
Other expenses		-	(19.0)	(19.0)
Share of post tax results of joint ventures and associates		11.4	-	11.4
Operating profit		484.9	(215.4)	269.5
Total finance costs		(51.6)	-	(51.6)
Total finance income		13.9	-	13.9
Net finance costs	4	(37.7)	-	(37.7)
Profit before taxation		447.2	(215.4)	231.8
Income tax expense	6	(161.6)	68.8	(92.8)
Profit for the year		285.6	(146.6)	139.0
Attributable to:				
Equity shareholders				139.5
Minority interest				(0.5)
				139.0
Earnings per share	7			
Basic				6.0
Diluted				6.0

Operating profit is analysed as:			
Retail profit before central costs	533.1	(219.1)	314.0
Central costs	(37.8)	3.7	(34.1)
Amortisation of acquisition intangibles	(0.1)	-	(0.1)

Share of interest and taxation of joint ventures and associates	(10.3)	-	(10.3)
Operating profit	484.9	(215.4)	269.5

KINGFISHER PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

For the half year ended 29 July 2006

£ millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Actuarial gains/(losses) on post employment benefits	11	62.3	7.3	(45.6)
Currency translation differences	11	(15.0)	5.2	28.4
Cash flow and net investment hedges				
- Gains and losses deferred in equity	11	(4.8)	7.6	7.5
- Transferred to income statement in the period	11	(0.5)	2.0	(2.7)
- Transferred to initial carrying amount of asset	11	(0.6)	1.3	3.2
Tax on items taken directly to equity	11	(17.0)	(4.2)	20.1
Net income recognised directly in equity		24.4	19.2	10.9
Profit for the financial period		167.1	168.7	139.0
Total recognised income and expense for the period		191.5	187.9	149.9
Attributable to:				
Equity shareholders		193.1	187.6	149.4
Minority interests		(1.6)	0.3	0.5
		191.5	187.9	149.9
Effect of changes in accounting policy on adoption of IAS 39				
Attributable to:				
Equity shareholders		-	(2.2)	(2.2)
Minority interests		-	-	-
		-	(2.2)	(2.2)

KINGFISHER PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 29 July 2006

£millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Non-current assets				
Goodwill	10	2,555.3	2,545.5	2,558.8
Intangible assets		100.4	78.3	101.7
Property, plant and equipment		3,223.9	3,262.4	3,265.0
Investment property		14.2	20.3	15.3
Investments accounted for using equity method		187.1	181.2	185.0
Other receivables		45.3	77.9	51.7
		6,126.2	6,165.6	6,177.5
Current assets				
Inventories		1,474.1	1,421.8	1,355.3
Trade and other receivables		560.4	434.0	570.6
Available for sale financial assets		10.2	-	-
Current tax receivable		4.8	7.2	20.7
Cash and cash equivalents		576.3	163.6	234.1
		2,625.8	2,026.6	2,180.7
Total assets		8,752.0	8,192.2	8,358.2
Current liabilities				
Short-term borrowings		(249.8)	(398.3)	(346.8)
Trade and other payables		(2,054.5)	(1,863.9)	(1,750.8)
Provisions		(60.1)	(2.3)	(46.6)
Current tax liabilities		(62.2)	(70.3)	(77.0)
		(2,426.6)	(2,334.8)	(2,221.2)
Net current assets/(liabilities)		199.2	(308.2)	(40.5)
Total assets less current liabilities		6,325.4	5,857.4	6,137.0
Non-current Liabilities				
Long term borrowings		(1,480.5)	(858.2)	(1,255.5)
Other payables		(22.0)	(1.0)	(5.7)
Provisions		(83.2)	(8.7)	(111.4)
Deferred income tax liabilities		(217.7)	(221.3)	(204.4)
Post employment benefits		(157.0)	(322.3)	(239.6)

		(1,960.4)	(1,411.5)	(1,816.6)
Total liabilities		(4,387.0)	(3,746.3)	(4,037.8)
Net assets		4,365.0	4,445.9	4,320.4
Capital and reserves				
Share capital		2,460.8	2,442.9	2,450.0
Other reserves	11	1,897.6	1,979.0	1,861.0
Minority interests		6.6	24.0	9.4
Total equity		4,365.0	4,445.9	4,320.4

pproved by the Board

uncan Tatton-Brown
irector
3 September 2006

KINGFISHER PLC

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the half year ended 29 July 2006

£ millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Net cash flows from operating activities	8	**427.4**	339.0	304.1
Cash flows from investing activities				
Purchase of subsidiary and business undertakings	10	**(0.7)**	(158.6)	(167.5)
Cash acquired on purchase of subsidiary undertakings		**-**	6.5	6.5
Purchase of associates and joint ventures		**-**	(2.2)	(2.2)
Payments to acquire property, plant and equipment & investment property		**(253.6)**	(236.1)	(435.3)
Payments to acquire intangible assets		**(12.2)**	(20.4)	(71.7)
Receipts from sale of property, plant and equipment & investment property		**210.2**	17.2	111.2
Receipts from sale of intangible assets		**-**	-	0.4
Sale of available for sale financial assets		**0.4**	-	3.6
Dividends received from joint ventures and associates		**0.8**	-	4.9
Net cash used in investing activities		**(55.1)**	(393.6)	(550.1)
Cash flows from financing activities				
Interest paid		**(27.2)**	(4.5)	(39.3)
Interest element of finance lease rental payments		**(2.6)**	(3.0)	(6.6)
Interest received		**6.6**	9.7	10.9
Proceeds from issue of share capital		**4.9**	3.3	9.7
Capital injections from minority interests		**-**	-	1.7
Receipts from the sale of own shares		**2.5**	3.0	2.6
Issue of Medium Term Notes		**-**	20.6	373.5
Issue of other fixed term debt		**252.4**	-	-
(Decrease)/increase in other loans		**(49.6)**	213.2	150.5
Capital element of finance lease rental payments		**(4.2)**	(5.6)	(7.8)
Increase in available for sale financial assets		**(10.1)**	-	-
Dividends paid to Group shareholders	5	**(158.5)**	(157.9)	(247.4)
Dividends paid to minority interests		**(0.8)**	-	-
Net cash generated in financing activities		**13.4**	78.8	247.8
Net increase in cash and cash equivalents		**385.7**	24.2	1.8
Cash and cash equivalents at beginning of period		**113.7**	105.9	105.9

Currency translation differences	**2.6**	1.7	6.0
Cash and cash equivalents at end of period	**502.0**	131.8	113.7

'or the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These verdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

KINGFISHER PLC

NOTES TO THE INTERIM FINANCIAL REPORT (UNAUDITED)

For the half year ended 29 July 2006

1. General information

a) Basis of Preparation

These unaudited consolidated financial statements for the six months ended 29 July 2006 have been prepared in accordance with the listing rules of the Financial Services Authority. Accounting policies have been consistently applied in the interim financial report on the basis set out in the Group's financial statements for the year ended 28 January 2006 on pages 50 to 54. As a result, the comparatives at 30 July 2005 have been restated for both the clarification of IAS 21 and with regard to leases that contain predetermined, fixed minimum rental increases, as described below.

The clarification of IAS 21 issued in December 2005 requires exchange differences arising on a monetary item which forms part of a reporting entity's net investment in a foreign operation to be recognised initially in a separate component of equity in the consolidated financial statements. This requirement applies irrespective of whether the monetary item results from a transaction with the parent or with any of its subsidiaries. As a result of this clarification, gains and losses on intercompany balances previously recognised in the income statement within net finance costs are no longer recognised in the income statement but rather directly in reserves which offset the equal and opposite amount in reserve movements on consolidation. The impact of this change is an increase in profit before tax of £5.4m for the half year ended 30 July 2005 and a change in net assets of £nil at 30 July 2005.

With regard to leases that contain predetermined, fixed minimum rental increases, the International Financial Reporting Interpretations Committee (IFRIC) clarified in the second half of the last financial year that it is necessary to account for these leases on a straight-line basis over the life of the lease. Formerly, the Group accounted for these property lease rentals such that the increases were charged to the income statement in the year in which they arose. The impact of this change is a reduction in profit before tax of £1.0m for the half year ended 30 July 2005 and a reduction in net assets of £5.0m at 30 July 2005.

In accordance with IFRS 3, adjustments have been made to the carrying value of goodwill at 30 July 2005 to reflect the finalisation of the provisional fair values relating to the acquisition of the OBI China business in the first half of the last financial year. Further information is provided in note 10.

b) Full year comparatives

The half year results are unaudited and were approved by the Board of Directors on 13 September 2006. The results for the year ended 28 January 2006 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 240 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

c) Use of adjusted measures

Kingfisher believes that retail profit*, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis and incentive compensation arrangements for employees. The terms 'retail profit', 'exceptional item' and 'adjusted' are not defined terms under IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to GAAP measurements of profit. The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant consolidated income statement category, helps provide a better indication of the Group's underlying business performance. The principal items that will be included as exceptional items are non trading items included in operating profit such as:

- profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;

- gains and losses on the disposal of properties; and
- the costs of significant restructuring and incremental acquisition integration costs.

Retail profit is defined as operating profit before central costs (the costs of the Corporate Centre), exceptional items, acquisition intangibles nortisation and the share of joint venture and associate interest and tax.

2. Segmental analysis

The Group's primary reporting segments are geographic, with the Group operating in four main geographical areas, being the UK, France, Rest of Europe and Asia.

The 'Rest of Europe' segment consists of B&Q Ireland, Castorama Poland, Castorama Italy, Castorama Russia, Brico Dépôt Spain, Koçtaş and Hornbach. Poland has been shown separately as it meets the reportable segment criteria as prescribed by IAS 14. The 'Asia' segment consists of B&Q China, B&Q South Korea and B&Q Taiwan.

The segment results for the half year ended 29 July 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	2,169.7	1,497.0	230.7	242.7	209.0	4,349.1
Segment result before joint ventures and associates	133.4	95.3	26.2	16.2	(9.7)	261.4
Share of post tax results of joint ventures and associates	-	0.3	-	3.4	2.1	5.8
Total segment result	133.4	95.6	26.2	19.6	(7.6)	267.2
Unallocated central costs						(17.8)
Operating profit						249.4
Net finance costs						(26.3)
Profit before taxation						223.1
Income tax expense						(56.0)
Profit for the period						167.1

The segment results for the half year ended 30 July 2005 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	2,224.9	1,381.7	180.6	180.9	111.3	4,079.4
Segment result before joint ventures and associates	150.5	101.9	20.1	12.3	(5.0)	279.8
Share of post tax results of joint ventures and associates	-	0.7	-	2.0	2.6	5.3
Total segment result	150.5	102.6	20.1	14.3	(2.4)	285.1
Unallocated central costs						(16.0)
Operating profit						269.1
Net finance costs						(13.9)
Profit before taxation						255.2
Income tax expense						(86.5)
Profit for the period						168.7

The segment results for the year ended 28 January 2006 are as follows:

millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
xternal revenue	4,172.0	2,724.9	417.0	378.2	318.0	8,010.1
egment result before joint ventures and associates	10.9	228.9	52.5	20.3	(20.4)	292.2
hare of post tax results of joint ventures and associates	-	0.3	-	5.5	5.6	11.4
otal segment result	10.9	229.2	52.5	25.8	(14.8)	303.6
nallocated central costs						(34.1)
perating profit						269.5
et finance costs						(37.7)
ofit before taxation						231.8
come tax expense						(92.8)
ofit for the year						139.0

Group's revenues, although not highly seasonal in nature, do increase over the Easter period and during the summer months leading to htly higher revenues being recognised in the first half of the year.

3. Exceptional items

The following one-off items, as defined in note 1c), have been charged in arriving at profit before interest and taxation:

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005	Year ended 28 January 2006
Included within cost of sales, selling & distribution and administrative expenses:			
B&Q UK - reorganisation costs	-	-	(205.3)
OBI China - integration costs	-	-	(10.0)
	-	-	(215.3)
Included within other income:			
Profit on disposal of properties	**41.6**	1.9	15.3
Profit on disposal of available for sale financial assets	**0.4**	-	3.6
	42.0	1.9	18.9
Included within other expenses:			
B&Q UK - financial services termination fee	-	-	(19.0)
	-	-	(19.0)
Total exceptional items	**42.0**	1.9	(215.4)

A majority of the profit on disposal of properties in the current period arose in connection with the sale and leaseback of seven UK warehouse stores to The British Land Company through the disposal of a subsidiary company.

The Group also received further consideration of £0.4m in the current period relating to the disposal of its investment in improveline.com in the prior year.

4. Finance costs

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Bank and other interest payable	**37.7**	21.8	52.7
Less amounts capitalised	**(0.7)**	(1.6)	(3.3)
Net interest charge on defined benefit schemes	-	3.0	3.8
Financing fair value remeasurements	**(2.7)**	(0.8)	(1.6)
Unwinding of discount on provisions	**2.6**	-	-
Total finance cost	**36.9**	22.4	51.6
Bank and other interest receivable	**(7.8)**	(8.5)	(13.9)
Net interest return on defined benefit schemes	**(2.8)**	-	-
Total finance income	**(10.6)**	(8.5)	(13.9)
Net finance costs	**26.3**	13.9	37.7

Dividends

millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005	Year ended 28 January 2006
mounts recognised as distributions to equity holders in the eriod:			
nterim dividend for the year ended 28 January 2006 of 3.85p per hare	-	-	89.5
inal dividend for the year ended 28 January 2006 of 6.8p (2005: 6.8p) er share	**158.5**	159.7	159.7
ividend paid to Employee Share Ownership Plan Trust (ESOP) shares	-	(1.8)	(1.8)
	158.5	157.9	247.4
roposed interim dividend for the half year to 29 July 2006 of 3.85p per hare	**90.8**		

accordance with IAS 10 "Events after the Balance Sheet Date", the interim dividend which has been approved by the Board is not included a liability. Further details on the interim dividend can be found in note 13.

6. Income tax expense

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Current tax:			
UK Corporation tax	**16.9**	22.5	(9.0)
Foreign tax	**42.8**	37.5	87.1
	59.7	60.0	78.1
Deferred tax	**(3.7)**	26.5	14.7
Total income tax expense	**56.0**	86.5	92.8

The effective tax rate, before the impact of exceptional items and prior year adjustments, for the interim period is 34.5% (2005: 34.1%) representing the best estimate of the effective rate for the full financial year. The effective tax rate for the year ended 28 January 2006 was 34.4%.

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the period.

The weighted average number of shares in issue during the period was 2,331.8 million (2005: 2,324.2 million) and the diluted weighted average number of shares in issue during the period was 2,338.9 million (2005: 2,334.5 million). For the year ended 28 January 2006, the weighted average number of shares in issue was 2,324.7 million and the diluted average number of shares in issue was 2,334.9 million.

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items (disclosed in note 3), financing fair value remeasurements and amortisation of acquisition intangibles, to allow comparison of underlying trading performance on a consistent basis.

The calculation of basic and diluted earnings per share is based on the profit on ordinary activities, after taxation and minority interests of £168.5 million (2005: £168.5 million). For the year ended 28 January 2006, the profit on ordinary activities after taxation and minority interests was £139.5 million.

Pence per share	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Basic earnings per share	7.2	7.2	6.0
Effect of non-recurring costs			
Exceptional items	**(1.8)**	(0.1)	9.3
Tax impact arising on exceptional items	**(0.2)**	-	(1.7)
Financing fair value remeasurements	**(0.1)**	-	(0.1)

Reversal of prior year exceptional charge	**-**	-	(1.2)
Basic - adjusted earnings per share	**5.1**	7.1	12.3
Diluted earnings per share	**7.2**	7.2	6.0
Effect of non-recurring costs			
Exceptional items	**(1.8)**	(0.1)	9.2
Tax impact arising on exceptional items	**(0.2)**	-	(1.7)
Financing fair value remeasurements	**(0.1)**	-	(0.1)
Reversal of prior year exceptional charge	**-**	-	(1.2)
Diluted - adjusted earnings per share	**5.1**	7.1	12.2

8. Net cash flows from operating activities

Reconciliation of operating profit to net cash flows from operating activities:

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Group operating profit	**249.4**	269.1	269.5
Adjustments for:			
Depreciation and amortisation	**95.3**	86.5	181.8
Impairment losses	-	-	47.6
Share-based compensation charge	**5.5**	3.9	14.1
Share of post tax results of joint ventures and associates	**(5.8)**	(5.3)	(11.4)
(Profit)/loss on disposal of property, plant and equipment	**(37.6)**	(0.4)	22.5
Loss on disposal of intangible assets	-	-	2.0
Profit on disposal of available for sale financial assets	**(0.4)**	-	(3.6)
Operating cash flows before movements in working capital	**306.4**	353.8	522.5
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation):			
Increase in inventories	**(123.1)**	(90.2)	(33.3)
Decrease/(increase) in trade and other receivables	**3.7**	21.9	(97.3)
Increase in trade and other payables	**331.4**	160.4	27.3
(Decrease)/increase in post employment benefits	**(17.4)**	0.9	(135.2)
(Decrease)/increase in provisions	**(14.7)**	(6.8)	140.2
	179.9	86.2	(98.3)
Cash generated by operations	**486.3**	440.0	424.2
Income taxes paid	**(58.9)**	(100.3)	(120.1)
Net cash flows from operating activities	**427.4**	339.7	304.1

9. Reconciliation of net debt

Net debt incorporates the Group's borrowings (together with related fair value movements of derivatives on the debt), bank overdrafts and obligations under finance leases, less cash and cash equivalents, as detailed below.

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Cash and cash equivalents	**576.3**	163.6	234.1
Current available for sales financial assets	**10.2**	-	-
Bank overdrafts	**(74.3)**	(31.8)	(120.4)
Bank loans	**(233.3)**	(392.4)	(286.3)
Medium Term Notes and other fixed term debt	**(1,350.7)**	(761.1)	(1,123.7)
Interest rate derivatives (excluding accrued interest)	**(10.1)**	47.3	13.0

Finance leases	**(71.8)**	(74.6)	(71.9)
Net debt at end of period	(1,153.7)	(1,049.0)	(1,355.2)

A reconciliation of the movement in net debt from the start to the end of the period is detailed below.

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 *(restated)*	Year ended 28 January 2006
Net debt at start of period	**(1,355.2)**	(841.1)	(841.1)
Net increase in cash and cash equivalents	**385.7**	24.2	1.8
Increase in available for sale financial assets	**10.1**	-	-
Amortisation of underwriting and issue costs of new debt	**(0.4)**	(0.3)	(0.5)
Increase in debt and lease financing	**(198.2)**	(228.2)	(516.2)
Currency translation differences and fair value adjustments on financial instruments	**4.3**	(3.6)	0.8
Net debt at end of period	**(1,153.7)**	(1,049.0)	(1,355.2)

During the period, the Group issued US$466.5m (£252.4m) of fixed term debt through the US Private Placement market. The debt was issued in three tranches, with maturities of 7, 10 and 12 years, and the proceeds were swapped to sterling at floating interest rates.

10. Acquisitions

During the prior year the Group acquired OBI AG's Chinese home improvement operations. Goodwill of approximately £76m was recognised at 30 July 2005 based on provisional fair values and the purchase price being subject to the finalisation of a completion accounts process. The purchase price and provisional fair values were finalised during the second half of last financial year. In accordance with IFRS 3, these adjustments have been applied retrospectively resulting in a £1.8m reduction in goodwill at 30 July 2005.

11. Reserves

The movements in the Group's consolidated reserves in the period to 29 July 2006 and the comparative period are summarised as follows:

£ millions	Hedging reserve	Translation reserve	Non-distributable reserves	Retained earnings	Total
Balance at 29 January 2006	**1.2**	**92.1**	**159.0**	**1,608.7**	**1,861.0**
Actuarial gains on post employment benefits	-	-	-	62.3	62.3
Treasury shares disposed	-	-	-	(2.5)	(2.5)
Share-based compensation charge	-	-	-	5.5	5.5
Share based compensation – shares awarded	-	-	-	(0.8)	(0.8)
Currency translation differences	-	(15.0)	-	-	(15.0)
Gains and losses deferred in equity	(4.8)	-	-	-	(4.8)
Transferred to income statement in the period	(0.5)	-	-	-	(0.5)
Transferred to initial carrying amount of asset	(0.6)	-	-	-	(0.6)
Tax on items taken from/transferred to equity	1.8	-	-	(18.8)	(17.0)
Net gains and losses recognised directly in equity	**(4.1)**	**(15.0)**	-	**45.7**	**26.6**
Profit for the period	-	-	-	168.5	168.5
Total recognised income and expense for the period	**(4.1)**	**(15.0)**	-	**214.2**	**195.1**
Dividends	-	-	-	(158.5)	(158.5)
At 29 July 2006	**(2.9)**	**77.1**	**159.0**	**1,664.4**	**1,897.6**
Balance at 29 January 2005	-	**56.1**	**159.0**	**1,734.6**	**1,949.7**
First time adoption adjustment in respect of IAS 39	(4.4)	0.7	-	1.5	(2.2)
Restated balance at 30 January 2005	**(4.4)**	**56.8**	**159.0**	**1,736.1**	**1,947.5**
Actuarial gains on post employment benefits	-	-	-	7.3	7.3
Treasury shares disposed	-	-	-	(2.2)	(2.2)
Share-based compensation charge	-	-	-	3.9	3.9
Currency translation differences	-	5.2	-	-	5.2
Gains and losses deferred in equity	7.6	-	-	-	7.6
Transferred to income statement in the period	2.0	-	-	-	2.0
Transferred to initial carrying amount of asset	1.3	-	-	-	1.3
Tax on items taken from/transferred to equity	(3.3)	1.2	-	(2.1)	(4.2)
Net gains and losses recognised directly in equity	**7.6**	**6.4**	-	**6.9**	**20.9**
Profit for the period	-	-	-	168.5	168.5
Total recognised income and expense for the period	**7.6**	**6.4**	-	**175.4**	**189.4**

Dividends	-	-	-	(157.9)	(157.9)
t 30 July 2005	3.2	63.2	159.0	1,753.6	1,979.0

12. Contingent liabilities

Kingfisher plc has an obligation to provide a bank guarantee for £50.0m to the liquidators of Kingfisher International France Limited in the event that Kingfisher plc's credit rating falls below 'BBB'. The obligation arises from an indemnity provided in June 2003 as a result of the demerger of Kesa Electricals.

In addition, the Group has arranged for certain bank guarantees to be provided to third parties in the ordinary course of business.

13. Shareholder information

Copies of the results will be sent to shareholders on 10th October 2006 and additional copies will be available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be accessed on line at www.kingfisher.com as well as other shareholder information.

Timetable of events

20th September 2006	Ex-dividend date for interim dividend
22nd September 2006	Record date for interim dividend
26th October 2006	Final date for receipt of Drip Mandate Forms by Registrars
10th November 2006	Date for payment of interim cash dividend
17th November 2006	Trade settlement date for the interim Drip dividend

If shareholders wish to elect for the Dividend Reinvestment Plan (Drip), and have not already done so, for the forthcoming interim dividend, a letter or Drip Mandate Form must be received by Kingfisher's Registrars, Computershare Investor Services PLC, by 26th October 2006.

Copies of the Terms and Conditions of the Drip can be obtained from Kingfisher's Registrars at the address below, by calling 0870 702 0129 or online at www.kingfisher.com.

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

INDEPENDENT REVIEW REPORT TO KINGFISHER PLC

oduction

have been instructed by the company to review the financial information for the half year ended 29 July 2006 which comprises the solidated income statement, consolidated statement of recognised income and expenditure, consolidated balance sheet, consolidated flow statement and the related notes. We have read the other information contained in the interim report and considered whether it ains any apparent misstatements or material inconsistencies with the financial information.

ctors' responsibilities

interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The ng Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be sistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are losed.

interim report has been prepared in accordance with the basis of preparation set out in Note 1.

iew work performed

conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the ed Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial rmation and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A ew excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in pe than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial rmation. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the ncial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other pose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior sent in writing.

iew conclusion

he basis of our review we are not aware of any material modifications that should be made to the financial information as presented for half year ended 29 July 2006.

ewaterhouseCoopers LLP
rtered Accountants
don
eptember 2006

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